(d)(3)(B)(iv)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

January 1, 2016

Voya Investors Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:          Expense Limitation Recoupments

Ladies and Gentlemen:

Directed Services LLC (“DSL”) and Voya Investors Trust (“VIT”) have entered into the Expense Limitation Agreement dated January 1, 2016, as amended (the “ELA”).  The ELA provides that DSL will limit the expense ratios of VY® T. Rowe Price International Stock Portfolio, formerly, ING Marsico International Opportunities Portfolio (“T. Rowe Price Portfolio”), VY® Franklin Income Portfolio (“Franklin Portfolio”), and VY® Clarion Real Estate Portfolio (“Clarion Real Estate Portfolio” and collectively, the “Portfolios”) through waivers of advisory fees and reimbursements of expenses.  The expense limits were increased on May 1, 2009 with respect to T. Rowe Price Portfolio; on April 30, 2010, the expense limits were increased for Franklin Portfolio and further increased for T. Rowe Price Portfolio; and on May 1, 2014, the expense limits were increased for Clarion Real Estate Portfolio (collectively the “ELA Amendment Dates”).

Under Section 2 of the ELA, captioned “Right to Recoupment,” if DSL has waived or reduced any investment advisory fees, or made any payments pursuant to Section 1.4 of the ELA, relating to the 36 months preceding any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), DSL is entitled to recoup monies from the Portfolios if, among other things, on the Calculation Date the “aggregate Term to Date Fund Operating Expenses” of a class of the Portfolios are less than that day’s “Pro-Rated Expense Cap” (as each such term is defined under the ELA) for that class.

Consistent with the terms of the expense limitation recoupment letter previously entered into between the parties, by DSL’s execution of this letter agreement, DSL agrees that, beginning on May 1, 2009, April 30, 2010, May 2, 2011 and May 1, 2014, as applicable, for a Portfolio’s Classes A, I, S and S2 shares (the “ELA Amendment Date”), DSL’s right to recoupment under the ELA with respect to the Portfolio will be modified to reflect increases to the Portfolio’s expense limits implemented on the applicable ELA Amendment Date.  The modification is as follows:

If on any Calculation Date the aggregate Term to Date Fund Operating Expenses for any class of the Portfolios are less than the Pro-Rata Expense Cap for that class and DSL elects to recoup waivers and reimbursements paid to the Portfolios during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Date, DSL waives its right to recoupment for amounts paid that are attributable to the difference between:  (1) the Pro-

Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for the Portfolios prior to the ELA Amendment Date.  VIT acknowledges that any payments recouped by DSL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Date are not subject to this waiver agreement.

This letter agreement shall terminate upon termination of the ELA.  Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of VIT.

Please indicate your agreement to this Agreement by executing below in the place indicated.

Sincerely,

		By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Investors Trust